Exhibit 3.1

Amendment to the Amended and Restated Certificate of Incorporation

The Amended and Restated Certificate of Incorporation of CEVA, Inc., a Delaware corporation (the “Company”), is hereby amended as follows:

The first paragraph of Article IV of the Company’s Amended and Restated Certificate of Incorporation is amended and restated as follows:

“The total number of shares of all classes of stock that the Corporation is authorized to issue is SIXTY-FIVE MILLION (65,000,000) shares, with a par value of one tenth of one cent ($0.001) per share. SIXTY MILLION (60,000,000) shares shall be Common Stock, with a par value of one tenth of one cent ($0.001) per share, and FIVE MILLION (5,000,000) shares shall be Preferred Stock, with a par value of one tenth of one cent ($0.001) per share.”